SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                              FORM 11-K


           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

             For the Fiscal Year Ended December 31, 1996
                                       _________________


                     CUMMINS ENGINE COMPANY, INC.
     (Name of issuer of the securities held pursuant to the plan)


Commission File Number 1-4949.
                       _______


Incorporated in the State of Indiana    I.R.S. Employer Identification
                                                No. 35-0257090


     500 Jackson Street, Box 3005, Columbus, Indiana  47202-3005
               (Address of Principal Executive Office)

                  Telephone Number:  (812) 377-5000


             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                     RETIREMENT AND SAVINGS PLANS
                        FINANCIAL STATEMENTS
                   AS OF DECEMBER 31, 1996 AND 1995
                    TOGETHER WITH AUDITORS' REPORT
                        (Full title of the plan)

             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                    RETIREMENT AND SAVINGS PLANS
                    INDEX TO FINANCIAL STATEMENTS


                                                             Page
                                                             ____

Report of Independent Public Accountants                     3

Combining Statements of Net Assets by Plan                   4-5

Combining Statements of Changes in Net Assets by Plan        6-7

Combining Statements of Net Assets by Fund                   8-9

Combining Statements of Changes in Net Assets by Fund        10-11

Notes to Financial Statements                                12-17


                                                            Schedule
                                                            ________


Assets Held for Investment Purposes                             I

Reportable Transactions                                        II

Matching Contribution Formulas                                III

Employing Locations by Plan                                    IV

Loans or Fixed Income Obligations                               V


                                                            Exhibit
                                                            _______

Consent of Independent Public Accountants                      23

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
              ________________________________________


To the Pension Policy Committee
of Cummins Engine Company, Inc.:

We have audited the accompanying combining statements of net assets by plan and by fund, of the CUMMINS ENGINE COMPANY, INC. AND AFFILIATES RETIREMENT AND SAVINGS PLANS (the Plans) as of December 31, 1996 and 1995, and the related statements of changes in net assets by plan and by fund, for the years ended December 31, 1996 and 1995. These financial statements and the schedules referred to below are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plans as of December 31, 1996 and 1995, and the changes in the net assets for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, matching contribution formulas, employee locations by plan, and loans or fixed income obligations are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets and the statement of changes in net assets is presented for purposes of additional analysis rather than to present the net assets and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                               ARTHUR ANDERSEN LLP

Chicago, Illinois
June 20, 1997.

                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                             COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                          DECEMBER 31, 1996
                                          (stated in OOO's)

                                    Salaried   Bargaining    Onan     Lubricon
CDC      TOTAL
                                    ________   __________   _______   ________
_______   ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund        $  1,134    $      -    $     -     $  -
$     -   $  1,134
 Cummins Engine Company, Inc.
  Fixed Income Fund                   89,808     111,753     19,473       68
5,920    227,022
 Vanguard Wellington Fund             77,360      49,591     24,290       74
4,352    155,667
 Vanguard U.S. Growth Fund            45,475      17,367     13,167       91
3,182     79,282
 Vanguard Index Trust Fund            53,581      23,567     15,973      105
3,323     96,549
 Vanguard Explorer Fund                9,192       2,262      2,179       43
411     14,087
 Vanguard International Fund           6,971       1,335      1,292       33
312      9,943
 Cummins Engine Company, Inc.
  Common Stock                       111,725       5,847      2,383       18
858    120,831

 Participant Loans                     5,919       4,084      1,734       21
954     12,712
                                    ________    ________    _______     ____
_______   ________
Total cash and investments           401,165     215,806     80,491      453
19,312    717,227
                                    ________    ________    _______     ____
_______   ________
Receivables:

 Employer contributions                3,555       1,332        262       21
562      5,732
 Employee contributions                1,411       1,384        436        3
239      3,473
 Employee loan repayments                274         208         85        1
65        633
 Accrued interest                          4           -          -        -
-          4
                                    ________    ________    _______     ____
_______   ________
Total receivables                      5,244       2,924        783       25
866      9,842
                                    ________    ________    _______     ____
_______   ________
Total assets                         406,409     218,730     81,274      478
20,178    727,069
                                    ________    ________    _______     ____
_______   ________
Liabilities
___________

 Interest payable                      2,888           -          -        -
-      2,888
 Note payable - ESOP                  66,550           -          -        -
-     66,550
                                    ________    ________    _______     ____
_______   ________
Total liabilities                     69,438           -          -        -
-     69,438
                                    ________    ________    _______     ____
_______   ________
Net Assets                          $336,971    $218,730    $81,274     $478
$20,178   $657,631
                                    ________    ________    _______     ____
_______   ________
                                    ________    ________    _______     ____
_______   ________


The accompanying notes and schedules are an integral part of these statements.


                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                             COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                          DECEMBER 31, 1995
                                          (stated in OOO's)

                                    Salaried   Bargaining    Onan     Lubricon
CDC      TOTAL
                                    ________   __________   _______   ________
_______   ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund        $  1,156    $      -    $     -     $  -
$     -   $  1,156
 Cummins Engine Company, Inc.
  Fixed Income Fund                   89,546     110,828     19,251       82
5,104    224,811
 Vanguard Wellington Fund             67,646      40,998     21,159      103
3,716    133,622
 Vanguard U.S. Growth Fund            31,366      10,322      9,393       74
2,218     53,373
 Vanguard Index Trust Fund            39,208      16,324     11,728       82
2,593     69,935
 Vanguard Explorer Fund                5,911       1,727      1,238       19
271      9,166
 Vanguard International Fund           5,396       1,221      1,098       46
178      7,939
 Cummins Engine Company, Inc.
  Common Stock                        94,522       7,356      2,480       14
1,193    105,565

 Participant Loans                     5,439       3,587      1,632       23
897     11,578
                                    ________    ________    _______     ____
_______   ________
Total cash and investments           340,190     192,363     67,979      443
16,170    617,145
                                    ________    ________    _______     ____
_______   ________
Receivables:

 Employer contributions                3,528       1,454        280       20
575      5,857
 Employee contributions                1,758       1,485        631        4
248      4,126
 Employee loan repayments                319         216        136        2
70        743
 Accrued interest                          4           -          -        -
-          4
                                    ________    ________    _______     ____
_______   ________
Total receivables                      5,609       3,155      1,047       26
893     10,730
                                    ________    ________    _______     ____
_______   ________
Total assets                         345,799     195,518     69,026      469
17,063    627,875
                                    ________    ________    _______     ____
_______   ________
Liabilities
___________

 Interest payable                      2,953           -          -        -
-      2,953
 Note payable - ESOP                  68,050           -          -        -
-     68,050
                                    ________    ________    _______     ____
_______   ________
Total liabilities                     71,003           -          -        -
-     71,003
                                    ________    ________    _______     ____
_______   ________
Net Assets                          $274,796    $195,518    $69,026     $469
$17,063   $556,872
                                    ________    ________    _______     ____
_______   ________
                                    ________    ________    _______     ____
_______   ________


The accompanying notes and schedules are an integral part of these statements.

                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                          DECEMBER 31, 1996
                                          (stated in OOO's)

                                         Salaried   Bargaining    Onan
Lubricon     CDC      TOTAL
                                         ________   __________   _______
________   _______   ________

Net Assets - beginning of year           $274,796    $195,518    $69,026
$469     $17,063   $556,872
                                         ________    ________    _______
____     _______   ________

Investment income:
 Fund investment income                    39,001      23,366     11,144
68       2,551     76,130
 Interest income                               26           -          -
-           -         26
 Dividend income                            2,252           -          -
-           -      2,252
 Net realized & unrealized depreciation
  in the value of investments              20,256           -          -
-           -     20,256
                                         _________   ________    _______
____     _______   _________

Total investment income                    61,535      23,366     11,144
68       2,551     98,664

Less: investment advisory expense              44           -          -
-           -         44
      interest expense                      5,777           -          -
-           -      5,777
                                         ________    ________    _______
____     _______   ________

Net investment income                      55,714      23,366     11,144
68       2,551     92,843
                                         ________    ________    _______
____     _______   ________


Contributions:
 Employer                                   5,342       1,346        266
21         564      7,539
 Employee                                  19,798      13,885      5,768
46       2,161     41,658
 Rollover                                     779          34        193
-          44      1,050
                                         ________    ________    _______
____     _______   ________
Total contributions                        25,919      15,265      6,227
67       2,769     50,247
                                         ________    ________    _______
____     _______   ________

Participant withdrawals                   (19,649)    (15,218)    (5,191)
(126)     (2,147)   (42,331)

Inter-plan transfers                          191        (201)        68
-         (58)         -
                                         ________    _________   _______
____     ________  ________

Net assets - end of year                 $336,971    $218,730    $81,274
$478     $20,178   $657,631
                                         ________    ________    _______
____     _______   ________
                                         ________    ________    _______
____     _______   ________


The accompanying notes and schedules are an integral part of these statements.

                           CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                   RETIREMENT AND SAVINGS PLANS
                        COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                         DECEMBER 31, 1995
                                         (stated in OOO's)

                                         Salaried   Bargaining    Onan
Lubricon     CDC      TOTAL
                                         ________   __________   _______
________   _______   ________

Net Assets - beginning of year           $238,898    $167,221    $54,262
$369     $13,892   $474,642
                                         ________    ________    _______
____     _______   ________

Investment income:
 Fund investment income                    39,792      22,889     11,797
79       2,290     76,847
 Interest income                               28           -          -
-           -         28
 Dividend income                            2,287           -          -
-           -      2,287
 Net realized & unrealized depreciation
  in the value of investments             (18,865)          -          -
-           -    (18,865)
                                         _________   ________    _______
_____    _______   _________

Total investment income                    23,242      22,889     11,797
79       2,290     60,297

Less: investment advisory expense              70          25          4
-           2        101
      interest expense                      5,907           -          -
-           -      5,907
                                         ________    ________    _______
_____    _______   ________

Net investment income                      17,265      22,864     11,793
79       2,288     54,289
                                         ________    ________    _______
_____    _______   _________


Contributions:
 Employer                                   5,390       1,462        286
20         592      7,750
 Employee                                  21,602      13,946      5,903
59       2,213     43,723
 Rollover                                   1,029          88        106
-          23      1,246
                                         ________    ________    _______
____     _______   ________
Total contributions                        28,021      15,496      6,295
79       2,828     52,719
                                         ________    ________    _______
____     _______   ________

Participant withdrawals                    (9,896)    (10,006)    (3,265)
(57)     (1,554)   (24,778)

Inter-plan transfers                          508         (57)       (59)
(1)       (391)         -
                                         ________    _________   ________
_____    ________  ________

Net assets - end of year                 $274,796    $195,518    $69,026
$469     $17,063   $556,872
                                         ________    ________    _______
____     _______   ________
                                         ________    ________    _______
____     _______   ________


The accompanying notes and schedules are an integral part of these statements.

                                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                         RETIREMENT AND SAVINGS PLANS
                                  COMBINING STATEMENTS OF NET ASSETS BY FUND
                                              DECEMBER 31, 1996
                                              (stated in OOO's)

Non-

Participant
                                                         Participant Directed
Directed

_________________________________________________________________ __________
                                  Fixed                 U.S.     Index   Explorer
Cummins            Loan
                                  Income   Wellington  Growth    Fund      Fund
Intl.    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______  ________
______  _______  _______  _______  ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund     $      -   $      -   $     -  $     -   $    -   $
-  $     -  $ 1,134  $     -  $  1,134
 Cummins Engine Company, Inc.
  Fixed Income Fund               227,022          -         -        -        -
-        -        -        -   227,022
 Vanguard Wellington Fund               -    155,667         -        -        -
-        -        -        -   155,667
 Vanguard U.S. Growth Fund              -          -    79,282        -        -
-        -        -        -    79,282
 Vanguard Index Trust Fund              -          -         -   96,549        -
-        -        -        -    96,549
 Vanguard Explorer Fund                 -          -         -        -   14,087
-        -        -        -    14,087
 Vanguard International Fund            -          -         -        -        -
9,943        -        -        -     9,943
 Cummins Engine Company, Inc.
  Common Stock                          -          -         -        -        -
-   18,136  102,695        -   120,831

 Participant Loans                      -          -         -        -        -
-        -        -   12,712    12,712
                                 ________   ________   _______  _______  _______
______  _______  _______  _______  ________

Total cash and investments        227,022    155,667    79,282   96,549   14,087
9,943   18,136  103,829   12,712   717,227
                                 ________   ________   _______  _______  _______
______  _______  _______  _______  ________
Receivables:

 Employer contributions             1,037        500       303      350       58
41       78    3,365        -     5,732
 Employee contributions             1,126        838       555      646      129
79      100        -        -     3,473
 Employee loan repayments             209        155       102      112       18
11       26        -        -       633
 Accrued interest                       -          -         -        -        -
-        -        4        -         4
                                 ________   ________   _______  _______   ______
______  _______  _______  _______  ________
Total receivables                   2,372      1,493       960    1,108      205
131      204    3,369        -     9,842
                                 ________   ________   _______  _______   ______
______  _______  _______  _______  ________
Total assets                      229,394    157,160    80,242   97,657   14,292
10,074   18,340  107,198   12,712   727,069
                                 ________   ________   _______  _______   ______
______  _______  _______  _______  ________
Liabilities
___________

 Interest payable                       -          -         -        -        -
-        -    2,888        -     2,888
 Note payable - ESOP                    -          -         -        -        -
-        -   66,550        -    66,550
                                 ________   ________   _______  _______   ______
______  _______  _______  _______  ________

Total liabilities                       -          -         -        -        -
-        -   69,438        -    69,438
                                 ________   ________   _______  _______  _______
______  _______  _______  _______  ________

Net Assets                       $229,394   $157,160   $80,242  $97,657  $14,292
$10,074  $18,340  $37,760  $12,712  $657,631
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.

                                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                          RETIREMENT AND SAVINGS PLANS
                                   COMBINING STATEMENTS OF NET ASSETS BY FUND
                                                     DECEMBER 31, 1995
                                                     (stated in OOO's)

Non-

Participant
                                                         Participant Directed
Directed

_________________________________________________________________ __________
                                  Fixed                 U.S.     Index   Explorer
Cummins            Loan
                                  Income   Wellington  Growth    Fund      Fund
Intl.    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______  ________
_______  _______  _______  _______  ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund     $      -   $      -   $     -  $     -   $    -   $
-  $     -  $ 1,156  $     -  $  1,156
 Cummins Engine Company, Inc.
  Fixed Income Fund               224,811          -         -        -        -
-        -        -        -   224,811
 Vanguard Wellington Fund               -    133,622         -        -        -
-        -        -        -   133,622
 Vanguard U.S. Growth Fund              -          -    53,373        -        -
-                 -        -    53,373
 Vanguard Index Trust Fund              -          -         -   69,935        -
-        -        -        -    69,935
 Vanguard Explorer Fund                 -          -         -        -    9,166
-        -        -        -     9,166
 Vanguard International Fund            -          -         -        -        -
7,939        -        -        -     7,939
 Cummins Engine Company, Inc.
  Common Stock                          -          -         -        -        -
-   21,368   84,197        -   105,565

 Participant Loans                      -          -         -        -        -
-        -        -   11,578    11,578
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Total cash and investments        224,811    133,622    53,373   69,935    9,166
7,939   21,368   85,353   11,578   617,145
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Receivables:

 Employer contributions             1,269        524       266      307       45
40       93    3,313        -     5,857
 Employee contributions             1,473      1,033       554      677      126
109      154        -        -     4,126
 Employee loan repayments             269        182       100      127       15
14       36        -        -       743
 Accrued interest                       -          -         -        -        -
-        -        4        -         4
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Total receivables                   3,011      1,739       920    1,111      186
163      283    3,317        -    10,730
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Total assets                      227,822    135,361    54,293   71,046    9,352
8,102   21,651   88,670   11,578   627,875
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Liabilities
___________

 Interest payable                       -          -         -        -        -
-        -    2,953        -     2,953
 Note payable - ESOP                    -          -         -        -        -
-        -   68,050        -    68,050
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Total liabilities                       -          -         -        -        -
-        -   71,003        -    71,003
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Net Assets                       $227,822   $135,361   $54,293  $71,046   $9,352   $
8,102  $21,651  $17,667  $11,578  $556,872
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.

                         CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                RETIREMENT AND SAVINGS PLANS
                    COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                                DECEMBER 31, 1996
                                (stated in OOO's)

Non-

Participant
                                                         Participant Directed
Directed

_________________________________________________________________ __________
                                  Fixed                 U.S.
Cummins            Loan
                                  Income   Wellington  Growth    Index   Explorer
Intl.    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______  ________
_______  _______  _______  _______  ________

Net Assets - beginning of year   $227,822   $135,361   $54,293  $71,046   $9,352   $
8,102  $21,651  $17,667  $11,578  $556,872
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Investment income:
  Fund investment income           14,358     21,729    15,259   17,404    1,357
904    5,119        -        -    76,130
  Interest income                       -          -         -        -        -
-        -       26        -        26
  Dividend income                       -          -         -        -        -
-        -    2,252        -     2,252
  Net realized and unrealized
   depreciation in the value
   of investments                       -          -         -        -        -
-        -   20,256        -    20,256
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  _________

Total investment income            14,358     21,729    15,259   17,404    1,357
904    5,119   22,534        -    98,664

Less: investment advisory expense       -          -         -        -        -
-        -       44        -        44
      interest expense                  -          -         -        -        -
-        -    5,777        -     5,777
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Net investment income              14,358     21,729    15,259   17,404    1,357
904    5,119   16,713        -    92,843
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Contributions:
  Employer                          1,080        501       303      350       58
41       80    5,126        -     7,539
  Employee                         13,169     10,273     6,426    7,533    1,657
1,194    1,406        -        -    41,658
  Rollover                            207        182       192      265       91
53       60        -        -     1,050
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Total contributions                14,456     10,956     6,921    8,148    1,806
1,288    1,546    5,126        -    50,247
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Participant loan repayments         2,751      1,971     1,229    1,405      244
180      364        -   (8,144)        -
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Inter-fund transfers               (7,367)    (  470)    8,234    5,399    2,371
389   (8,556)       -        -         -
                                 _________  _________  ________ _______   ______
_______  _______  _______  _______  ________
Payments:
Participant withdrawals           (19,211)   (10,208)   (4,406)  (4,179)    (673)
(644)  (1,264)  (1,746)       -   (42,331)
Participant loan withdrawals      ( 3,415)   ( 2,179)   (1,288)  (1,566)    (165)
(145)  (  520)       -    9,278         -
                                 _________  _________  ________ ________  _______
________ ________ ________ _______  _________

Total payments                    (22,626)   (12,387)   (5,694)  (5,745)    (838)
(789)  (1,784)  (1,746)   9,278   (42,331)
                                 _________   ________   _______ ________  _______
________ ________ ________ _______  _________

Net assets - end of year         $229,394   $157,160   $80,242  $97,657  $14,292
$10,074  $18,340  $37,760  $12,712  $657,631
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.

                            CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                       COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                                       DECEMBER 31, 1995
                                       (stated in OOO's)

Non-

Participant
                                                         Participant Directed
Directed

_________________________________________________________________ __________
                                  Fixed                 U.S.
Cummins            Loan
                                  Income   Wellington  Growth    Index   Explorer
Intl.    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______  ________
_______  _______  _______  _______  ________

Net Assets - beginning of year   $214,951   $ 99,306   $31,985  $44,135   $4,134
$10,511  $22,298  $35,953  $11,369  $474,642
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Investment income:
  Fund investment income (loss)    15,416     31,854    13,383   17,250    1,429
770   (3,255)       -        -    76,847

  Interest income                       -          -         -        -        -
-        -       28        -        28
  Dividend income                       -          -         -        -        -
-        -    2,287        -     2,287
  Net realized and unrealized
   depreciation in the value
   of investments                       -          -         -        -        -
-        -  (18,865)       -   (18,865)
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  _________

Total investment income (loss)     15,416     31,854    13,383   17,250    1,429
770   (3,255) (16,550)       -    60,297

Less: investment advisory expense      51          -         -        -        -
-        -       50        -       101
      interest expense                  -          -         -        -        -
-        -    5,907        -     5,907
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Net investment income (loss)       15,365     31,854    13,383   17,250    1,429
770   (3,255) (22,507)       -    54,289
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  _________
Contributions:
  Employer                          1,309        526       268      309       45
40       96    5,157        -     7,750
  Employee                         16,125     10,654     5,579    6,694    1,175
1,489    2,007        -        -    43,723
  Rollover                            254        262       235      291       68
62       74        -        -     1,246
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Total contributions                17,688     11,442     6,082    7,294    1,288
1,591    2,177    5,157        -    52,719
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Participant loan repayments         2,994      1,835       945    1,137      151
204      461        -   (7,727)        -
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Inter-fund transfers               (6,077)    (2,427)    4,462    4,288    2,792
(4,420)   1,382        -        -         -
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Payments:
Participant withdrawals           (13,912)    (4,811)   (1,651)  (1,922)    (298)
(361)    (887)    (936)       -   (24,778)
Participant loan withdrawals      ( 3,187)    (1,838)   (  913)  (1,136)    (144)
(193)    (525)       -    7,936         -
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Total payments (loss)             (17,099)    (6,649)   (2,564)  (3,058)    (442)
(554)  (1,412)    (936)   7,936   (24,778)
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Net assets - end of year         $227,822   $135,361   $54,293  $71,046   $9,352   $
8,102  $21,651  $17,667  $11,578  $556,872
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.



                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 AND 1995


1.  SUMMARY OF THE PLAN
    ___________________


        The Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plans (the Plan or the Plans) are defined contribution plans that cover five employee groups, as described in Note 2. Participants have the opportunity to make pre-tax and after-tax contributions to the plan and can choose from seven different investment options. Investment options and details of the plans are described in Note 2 and Note 3.

2.  SUMMARY OF ACCOUNTING POLICIES
    ______________________________

Basis of Combination
____________________

     The Combining Statements of Net Assets and Changes in Net Assets reflect the financial activity of the Retirement and Savings Plans of Cummins Engine Company, Inc. (the Company) and certain subsidiary companies (the Companies). These Plans include:

  Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (Salaried Plan)

  Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees (Bargaining Plan)

  Cummins Engine Company, Inc. Retirement and Savings Plan for Onan Corporation Employees (Onan Plan)

  Cummins Engine Company, Inc. Retirement and Savings Plan for Lubricant Consultants, Inc. Employees (Lubricon Plan)

  Cummins Engine Company, Inc. Retirement and Savings Plan for Consolidated Diesel Company Employees (CDC Plan)

Trust Arrangements
__________________

     A single trust arrangement is maintained with the Trustee for the administration of the primary investments in the Plans; however, a separate trust arrangement was maintained with The Northern Trust Company for the Employee Stock Ownership (ESOP) portion of the Plans (as described in Note
3). Effective February 1997, Vanguard Fiduciary Trust Company assumed responsibility for the ESOP trust.

Accounting Method
_________________

     Accounting records are maintained by the Trustee on a modified cash basis. All material adjustments have been made to present the financial statements under the accrual basis of accounting as required by generally accepted accounting principles.

     All investments included in the Combining Statements of Net Assets and
Schedule I and the investment related income included in the Combining Statements of Changes in Net Assets reflect amounts obtained from and certified by the respective trustees as being complete and accurate.

Investments
___________

     Investments held by the Trust are stated at market value except for its investment contracts which are stated at contract value and changes in market value are reflected in Fund investment income (loss). Quoted market prices are used to value investments.

     The Fixed Income Fund consists primarily of insurance contracts and bank investment contracts with various insurance companies. The insurance companies maintain investment accounts for each contract. The accounts are credited with earnings on the underlying investments at interest rates ranging from 4.95% to 9.27% for both 1995 and 1996 and charged for withdrawals and administrative expenses by the insurance companies. The contracts are included in the financial statements at contract value, which approximates fair value as reported to the Plan by the investment administrator. Contract values represent contributions made under the contracts, plus earnings, less Plan withdrawals and administrative expenses. The crediting interest rate is based on an agreed upon formula with the issuer.

     Assets of the Trust are segregated into seven investment funds: the Cummins Engine Company, Inc. Fixed Income Fund, the Wellington Fund, the Vanguard U.S. Growth Fund, the Vanguard Institutional Index Fund, the Vanguard Explorer Fund, the Vanguard International Fund, and the Cummins Common Stock Fund. Maintenance of separate funds provides investment alternatives to participants in the Plans; the allocation of investments between the funds is at the direction of participants.

     Like all the other investment alternatives, the Cummins Common Stock Fund is valued in units. The net asset value per unit fluctuates on a daily basis with the change in the price of Cummins Stock. At December 31, 1996 there were a total of 2,056,000 units and a net asset value of $18,340,000.

     The assets of the Fixed Income Fund consist primarily of insurance and bank investment contracts. The Wellington Fund consists primarily of equity, fixed income, and cash equivalent marketable securities. The Vanguard U.S. Growth Fund consists primarily of long-term domestic and foreign capital growth stock. The Vanguard Institutional Index Fund consists primarily of equity and cash equivalent marketable securities whose investment results should correspond to the performance of the Standard & Poor's 500 Composite Stock Price (S & P 500) Index. The Explorer Fund consists of common stocks of small companies with favorable prospects for above-average growth in market value. The International Fund consists of a broadly diversified portfolio of non-U.S. equity securities selected on the basis of relative value. The Cummins Common Stock Fund consists of investments in Company common stock. The ESOP Fund consists of matching contributions in the form of common stock for certain plans.

     Effective January 1996, the Vanguard Institutional Index Fund replaced Vanguard Index Trust-500 Fund.

     Net investment income (loss) of each fund is allocated to each Plan based on the relationship of each Plan's investment in the fund to the total investment in the fund. Net investment income (loss) is likewise allocated to participants based on the relationship of participant account balances in each fund to the total balance in each fund.

Participant Loans
_________________

     The Plans permit participants to borrow portions of their accounts subject to Department of Labor regulations. Participants may take out loans limited to the lessor of $50,000 or 50 percent of the present value of their accounts (excluding ESOP accounts) over a period not to exceed 54 months. The annual interest rate is the Prime Rate, as quoted in the Wall Street Journal, plus 1 percent. The amount used to secure a loan is 50 percent of the participant's account balance.

     Participant loan activity is reported in the Combining Statements of Net Assets and Changes in Net Assets by Fund in the Loan Fund.

Administrative Expenses and Investment Advisory Fees
____________________________________________________

     Administrative expenses such as record keeping fees are paid by the Companies. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings. Investment advisory fees for the Fixed Income Fund are paid directly from the fund. The trust agreement entitles the Trustee to receive reasonable compensation for services rendered and expenses incurred in the administration and execution of the Plans.

3.  DESCRIPTION OF THE PLANS
    ________________________

Participation
_____________

     Substantially all full-time, domestic employees of the Company and designated subsidiaries are eligible to participate in one of the Plans no later than the first day of the month following the 60th day after date of employment. Nonresident aliens employed by the Company or a foreign subsidiary are eligible to participate if the Company owns at least 80 percent of the foreign subsidiary's common stock.

     The Plans encourage voluntary savings through regular payroll deductions. Subject to limitations contained in the Internal Revenue Code and Regulations, participants may contribute up to 15 percent of gross pay (10 percent with respect to certain highly compensated participants) as pre-tax contributions, and 10 percent of gross pay as after-tax contributions (not to exceed 20% in total). In addition, participants are permitted to make voluntary additional after-tax contributions once each year.

     At the end of each Plan year, the Companies make matching contributions for each participant's pre-tax and after-tax contributions that remain in the Plans at the end of the Plan year. The formulas for these matches, as set forth in the Plans, vary for each Company (see
Schedule III). Certain groups of participants receive cash matches and other groups participate in the ESOP (as described below) and receive matching contributions in the form of Company common stock. All matching cash contributions, ESOP shares, and earnings thereon are immediately vested and nonforfeitable.

     In July 1989, the Company established the ESOP Trust and sold 2,362,206 shares of its common stock at $31.75 per share (amounts reflect two-for-one common stock split) to the ESOP Trust in exchange for a $75 million promissory note (the Note) secured by the shares. In December 1990, the ESOP Trust prepaid its then-current indebtedness to the Company with proceeds from the issuance of $72,750,000 of 8.76 percent ESOP Notes due 1998 and guaranteed by the Company (see Note 6). The arrangement requires the Companies to contribute an aggregate annual amount to the ESOP Trust equal to the annual principal and interest payable under the terms of the Note after application of dividends paid on shares held in the ESOP Trust. As the ESOP Trust's indebtedness is repaid from these sources of funds, shares are allocated to the accounts of participants in the ESOP in relative proportion to each participant's contributions to the Plans as well as dividends received on shares previously allocated to the participant's account in the ESOP Trust. As of December 31, 1996, 897,070 shares were allocated and 1,465,136 remain unallocated in the ESOP Trust.

     Participant and Company cash matching contributions are deposited in the Trust and then invested in the seven investment funds in accordance with participant elections. Account balances and contributions can be invested in one or more of the seven investment funds in multiples of 1 percent. Investment direction can be changed daily with a limit of two times per month. Until February 3, 1997, common stock account balances in the ESOP account could not be redirected. As of February 3, 1997, participants 55 years of age or older are able to diversify their stock account balances in the ESOP account into the other RSP investment options. Investment experience is allocated to participant accounts on a daily basis.

Participant Withdrawals
_______________________

     Participants are permitted to withdraw their after-tax contributions, the Company cash matching contributions (after remaining in the account for two full plan years) and accumulated earnings thereon. Participants are also permitted to take out loans (see Note 2). In the event of financial hardship, participants are permitted to withdraw pre-tax contributions and accumulated earnings thereon. Each hardship withdrawal request, including proof of financial hardship, is reviewed individually by the Plans' Administrator. In-service withdrawals from the ESOP account are prohibited.

Plan Payouts
____________

     Upon termination of employment, immediate distribution is made to those participants with account balances less than or equal to $3,500. Terminating participants with account balances greater than $3,500 must consent to any payment prior to the attainment of age 70 1/2. Participants who do not consent to immediate distribution may subsequently elect in writing to begin receiving benefits as soon as is practical, provided that in any event the distribution commences no later than April 1 of the Plan year following the Plan year in which age 70 1/2 occurs. Account balances remaining in the Plans will continue to share in the earnings of the investments prior to distribution. Distributions from the ESOP portion of the Plans are in whole shares of stock allocated to participant accounts, with cash for partial shares unless participants elect to receive the entire distribution in cash at current market value.

4.  PLAN AMENDMENTS
    _______________

     Effective January 1, 1995, the after-tax match for DWU-CMEP employees (Bargaining Plan) was replaced by a pre-tax match of $1 for every $1 contributed up to 2% of gross pay and $.25 for every $1 contributed up to the next 4% of gross pay.

     Effective January 1, 1996, the after-tax match for OCU employees hired after June 19, 1990 and OCU-CMEP employees (Bargaining Plan) was replaced by a pre-tax match of $1 for every $1 contributed up to 2% of gross pay and $.25 for every $1 contributed up to the next 4% of gross pay.

     Effective January 1, 1997, the pre- and after-tax matches for Salaried and Nonbargaining Hourly and Consolidated Diesel Company (CDC) was replaced by a pre-tax match of $.50 for every $1 contributed up to 6% of gross pay. However, hourly employees meeting certain criteria at Jamestown, Charleston and CDC had the option of adopting the above mentioned amendment or remaining with the old plan.

5.  TAX STATUS
    __________

     The Internal Revenue Service issued determination letters stating that the Plans were qualified in accordance with applicable plan design requirements as of their dates. In the opinion of the Plan Administrator and Internal Tax Counsel, the Plans are currently designed and continue to operate in a manner that qualifies them under Internal Revenue Code (IRC)
Section 401(a) and, therefore, are exempt from income taxes under the provisions of IRC Section 501(a). Accordingly, no provision for Federal income taxes has been made.

6.  LONG-TERM DEBT
    ______________

     The ESOP Trust has issued $72,750,000 of ESOP Notes due in 1998 with an annual interest rate of 8.76 percent payable semi-annually to the Note holders (see Note 3). Effective January 1, 1993, the interest rate on the notes was reduced to 8.68 percent due to a tax law change. Principal payments of $1.6 million and $1.7 million are due in 1997, and 1998 respectively. The final principal payment, $63.3 million, is due on July 15, 1998.

7.  PARTIES-IN-INTEREST AND REPORTABLE TRANSACTIONS
    _______________________________________________

     Party-in-interest transactions during the plan year ended December 31, 1996 are included in Schedules I and II of these statements.

     Reportable transactions during the plan year ended December 31, 1996 are included in Schedule II of these statements.

                                                              SCHEDULE I


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                       RETIREMENT AND SAVINGS PLANS
                              EIN 35-0257090
        ITEM 27 A:  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1996
              (cost and market value amounts stated in 000's)


      ISSUER/DESCRIPTION                   COST            MARKET VALUE
_______________________________          ________          ____________

Salaried:

 The Northern Trust Company
  Short-Term Investment Fund            $  1,134             $  1,134
 Cummins Engine Company, Inc.
  Fixed Income Fund****                   89,808               89,808
 Vanguard Wellington Fund***              62,735               77,360
 Vanguard U.S. Growth Fund***             35,396               45,475
 Vanguard Index Trust Fund***             45,273               53,581
 Vanguard Explorer Fund***                 8,778                9,192
 Vanguard International Fund***            7,913                6,971
 Cummins Engine Company, Inc.
  Common Stock***                         79,698              111,725

 Participant Loans (7.0%-10.0%)            5,919                5,919
                                        ________             ________

                                        $336,653             $401,165
                                        ________             ________


Bargaining:

 The Northern Trust Company
  Short-Term Investment Fund            $      -            $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                  111,753              111,753
 Vanguard Wellington Fund***              40,215               49,591
 Vanguard U.S. Growth Fund***             13,518               17,367
 Vanguard Index Trust Fund***             19,913               23,567
 Vanguard Explorer Fund***                 2,160                2,262
 Vanguard International Fund***            1,515                1,335
 Cummins Engine Company, Inc.
  Common Stock***                          4,171                5,847

 Participant Loans (7.0%-10.0%)            4,084                4,084
                                        ________             ________

                                        $197,330             $215,806
                                        ________             ________
Onan:

 The Northern Trust Company
  Short-Term Investment Fund            $      -             $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                   19,473               19,473
 Vanguard Wellington Fund***              19,697               24,290
 Vanguard U.S. Growth Fund***             10,249               13,167
 Vanguard Index Trust Fund***             13,496               15,973
 Vanguard Explorer Fund***                 2,081                2,179
 Vanguard International Fund***            1,466                1,292
 Cummins Engine Company, Inc.
  Common Stock***                          1,700                2,383

 Participant Loans (7.0%-10.0%)            1,734                1,734
                                        ________             ________

                                        $ 69,897             $ 80,491
                                        ________             ________
Lubricon:

 The Northern Trust Company
  Short-Term Investment Fund            $      -             $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                       67                   68
 Vanguard Wellington Fund***                  60                   74
 Vanguard U.S. Growth Fund***                 71                   91
 Vanguard Index Trust Fund***                 89                  105
 Vanguard Explorer Fund***                    41                   43
 Vanguard International Fund***               38                   33
 Cummins Engine Company, Inc.
  Common Stock***                             12                   18

 Participant Loans (7.0%-10.0%)               21                   21
                                        ________             ________

                                        $    401             $    453
                                        ________             ________
CDC:

 The Northern Trust Company
  Short-Term Investment Fund            $      -             $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                    5,921                5,920
 Vanguard Wellington Fund***               3,529                4,352
 Vanguard U.S. Growth Fund***              2,477                3,182
 Vanguard Index Trust Fund***              2,808                3,323
 Vanguard Explorer Fund***                   393                  411
 Vanguard International Fund***              354                  312
 Cummins Engine Company, Inc.
  Common Stock***                            612                  858

 Participant Loans (7.0%-10.0%)              954                  954
                                        ________             ________

                                        $ 17,046             $ 19,312
                                        ________             ________
Total:

 The Northern Trust Company
  Short-Term Investment Fund            $  1,134             $  1,134
 Cummins Engine Company, Inc.
  Fixed Income Fund****                  227,022              227,022
 Vanguard Wellington Fund***             126,237              155,667
 Vanguard U.S. Growth Fund***             61,711               79,282
 Vanguard Index Trust Fund***             81,578               96,549
 Vanguard Explorer Fund***                13,453               14,087
 Vanguard International Fund***           11,286                9,943
 Cummins Engine Company, Inc.
  Common Stock***                         86,193              120,831

 Participant Loans (7.0%-10.0%)           12,712               12,712
                                        ________             ________

                                        $621,326             $717,227
                                        ________             ________


*** Identifies known party-in-interest to the plan

****See detail of Cummins Engine Company, Inc. Fixed Income Fund following Schedule I.

                                                               Schedule I


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                      RETIREMENT AND INVESTMENT PLANS
                              EIN 35-0257090
         ITEM 27A: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1996
              (cost and market value amounts stated in 000's)



      SECURITY NAME                                        MARKET VALUE
     UNDERLYING ASSET                   RATE               AT 12/31/96
__________________________              _____              ____________

AIG 129128                              7.12%              $  8,300
AIG 181758                              4.95%                 3,053
Canada Life P45735                      5.90%                 7,308
Deutschi Bank VG-CUM-1                  6.34%                16,768
Harford Life GA-9650                    5.43%                 8,536
Metropolitan 13296                      5.66%                 6,341
Metropolitan 13753                      6.93%                 8,375
New York Life GA-06971                  7.10%                 5,957
New York Life GA-06971-002              7.32%                11,861
New York Life GA-30196                  7.88%                12,865
New York Life GA-30196-002              7.35%                 6,352
Principal 4-15203-1                     7.75%                 8,231
Principal 4-15203-2                     7.86%                 8,249
Principal 4-15203-3                     7.30%                 6,810
Prudential GA 5036-214                  5.21%                 4,696
Prudential GA 5036-216                  7.26%                 8,443
Rarobank CUM-118601                     6.03%                 5,039
Rarobank CUM-090501                     6.17%                10,863
Rarobank CUM-049601                     6.51%                10,432
Sun Life Canada S-0856-G                5.77%                 9,914
Sun Life Canada S-0834-G                6.70%                13,082
Sun Life Canada S-0877-G                5.70%                 6,070
Union DK Switzerland 2112               6.05%                13,226
VGI Money Market Prime                  5.19%                26,328
                                                           ________

          Total                                            $227,099
                                                           ________
                                                           ________

                                                                   Schedule II

                               CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                     RETIREMENT AND INVESTMENT PLANS
                                   SCHEDULE OF REPORTABLE TRANSACTIONS
                                   FOR THE YEAR ENDED DECEMBER 31, 1996
                                        (amounts stated in 000's)

                                                Par Value
                                  Number of    or Principal   Purchased     Sales
Current    Gain or
                                 Transactions     Amount        Cost
Proceeds      Value     (Loss)
                                 ____________  ____________   _________
________     _______    _______
Description of Issue
____________________

Vanguard Wellington Fund***          150           N/A        $35,829      $
-      $35,829    $    -

Vanguard Wellington Fund***          167           N/A         18,703
23,284                  4,581

Vanguard World-U.S. Growth***        196           N/A         27,741
-       27,741         -

Vanguard World-U.S. Growth***        118           N/A          8,430
11,312            -     2,882

VMMR - Prime Portfolio***            118           N/A         53,456
-       53,456         -

VMMR - Prime Portfolio***             64           N/A         54,496
54,496            -         -

Vanquard Index Trust 500***            6           N/A            309
-          309         -

Vanquard Index Trust 500***            3           N/A         56,183
69,531            -    13,348

Vanquard Institutional Index***      169           N/A         91,909
-       91,909         -

Vanquard Institutional Index***      139           N/A         10,331
11,503            -     1,172

Fixed Income Fund                    157           N/A         50,131
-       50,131         -

Fixed Income Fund                    170           N/A         47,988
47,988            -         -



***Identifies known party-in-interest to the plan


                                                               Schedule III

               CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
               SCHEDULE OF MATCHING CONTRIBUTION FORMULAS
                           AS OF DECEMBER 31, 1996


                         LOC                          CASH         ESOP STOCK
EMPLOYING COMPANY        CODE  LOCATION NAME      CONTRIBUTIONS   CONTRIBUTION
_________________        ____  _____________      _____________   ____________

Cummins Engine Company   110   Columbus Exempt       No            Yes(1)(2)
        "                120   Columbus DWU          Yes(3)(4)     No
        "                121   Walesboro DWU         Yes(15)       No
        "                130   Columbus OCU          Yes(3)(4)     No
        "                131   OCU New Hires         Yes(15)       No
        "                132   Walesboro OCU         Yes(15)       No
        "                133   OCU Levels 4 & 5      Yes(15)       No
        "                135   Cols. Security        No            Yes(1)(2)
        "                136   Cols Sec. New Hires   Yes(4)(5)     No
CADEC                    190   CADEC                 Yes(11)       No
Cummins Engine Company   200   CHS Mgmt. Services    No            Yes(1)(2)
Combustion Technologies  210   CTI Georgia           No            Yes(1)(2)
        "                220   CTI Charleston        No            Yes(1)(2)
Cummins Engine Company   240   CHS Cylinder Head     No            Yes(1)(2)
        "                250   CHS ReCon             No            Yes(1)(2)
        "                260   CHS Engr Test Svcs.   No            Yes(1)(2)
        "                291   Cummins Marine        No            Yes(1)(2)
        "                300   Jamestown             No            Yes(1)(2)
        "                301   JEP New Hires         Yes(5)(6)     No
Cummins Natural Gas      390   Cummins Natural Gas   Yes(13)(14)   No
 Engines
Cummins Americas, Inc.   400   Miami PDC             No            Yes(1)(2)
Atlas Crankshaft         500   Atlas Salaried        No            Yes(1)(2)
        "                510   Atlas Union           Yes(16)       No
Onan Corporation         550   Onan-Multiple Loc.    Yes(9)        Yes(8)
        "                551   Onan Huntsville       Yes(9)        Yes(8)
        "                552   Onan OPE St. Peter    Yes(9)        Yes(8)
Fleetguard, Inc.         600   Fleetguard TN         No            Yes(1)(2)
                                Salaried
        "                610   Fleetguard Lake       No            Yes(1)(2)
                                Mills Salaried
        "                620   Fleetguard Lake       No            Yes(1)(2)
                                Mills Hourly
Fleetguard, Inc.         630   Fleetguard TN Hourly  Yes(10)       No
Lubricant Consultants    640   Lubricon              Yes(12)       No
Kuss                     650   Kuss Salaried         No            Yes(1)(2)
Kuss                     651   Kuss Union            No            Yes(1)(2)
Fleetguard, Inc.         655   Separation Tech.      No            Yes(1)(2)
Cummins Engine Company   700   DRC Salaried          No            Yes(1)(2)
        "             *  720   DRC TN Union          Yes(11)       No
        "             *  730   DRC LA Union          Yes(13)       No
        "             *  740   DRC LA Union          Yes(13)       No
Cummins Diesel Intl.     810   CDIL                  No            Yes(1)(2)
Cummins Engine Company   815   CKEC                  No            Yes(1)(2)
Consolidated Diesel Co.  900   Consol. Diesel Co.    Yes(11)(7)    No
Holset Engr. Company     950   Holset Memphis        No            Yes(1)(2)
        "                951   Holset CHS            No            Yes(1)(2)
        "                952   Holset Air
                                Compressors          No            Yes(1)(2)

*Participants at locations 720, 730 and 740 are not eligible to make Basic Savings Contributions.


Matching Contribution Legend
____________________________

( 1) ESOP Stock Contribution based on 50% of 1st 2% of pay contributed as a Pre-Tax Contribution.

( 2) ESOP Stock Contribution based on 50% of 1st $900 of pay contributed as a Basic Savings Contribution.

( 3) Cash Contribution of 50% (up to a maximum of $325) of 1st 2% of pay contributed as a Pre-tax Contribution.

( 4) Cash Contribution of 50% of the 1st $900 of pay contributed as a Basic Savings Contribution.

( 5) Cash Contribution of $325 per year to Pre-Tax Contribution account, regardless of % of pay contributed.

( 6) Cash Contribution of 100% on 1st $450 of pay contributed as a Basic Savings Contribution.

( 7) Cash Contribution based on 50% (up to a maximum of $900) on 1st $1,800 of pay contributed as a Basic Savings Contribution.

( 8) ESOP Stock Contribution based on 100% of 1st $250, 75% of next $250, 50% of next $1,000, and 25% of next $1,000 (maximum stock match = $1,187.50).  NOTE:  Applies to Pre-Tax
      Contributions.

( 9) Cash Contribution of 25% of the 1st $1,000 of pay contributed as a Basic Savings Contribution.

(10) Cash Contribution of 50% of the 1st 2% of pay contributed as a Pre-Tax Contribution with a minimum of $200 if at least 2% is contributed.

(11) Cash Contribution of 50% of 1st 2% of pay contributed as a Pre-Tax Contribution.

(12) Cash Contribution of 100% of 1st 2.5% of pay contributed as a Pre-Tax Contribution.

(13) Cash Contribution of 50% of 1st 4% of pay contributed as a Pre-Tax Contribution.

(14)  Discretionary Cash Contribution.

(15) Cash Contribution of $1 for $1 up to 2% of gross pay; $.25 on dollar up to next 4% of gross pay for pretax.

(16) Cash Contribution of $1 for $1 up to 2% of gross pay contributed as a Pre-Tax Contribution.

                                                               Schedule IV


                   Cummins Engine Company, Inc. and Affiliates
                          Retirement and Savings Plans
                          Employing Locations by Plan
                            As of December 31, 1996


Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
               Salaried and Non-Bargaining Hourly Employees
                             EIN # 35-0257090
                                 Plan 020
---------------------------------------------------------------------------

     110  Columbus Exempt                 400  Miami PDC
     135  Columbus Security               500  Atlas Salaried
     136  Columbus Security New Hires     600  Fleetguard TN Salaried
     190  CADEC                           610  Fleetguard Lake Mills Salaried
     200  Charleston Management Svcs.     620  Fleetguard Lake Mills Hourly
     210  CTI Georgia                     650  Kuss Salaried
     220  CTI Charleston                  655  Separation Technologies
     240  CHS Headline                    700  DRC Salaried
     250  CHS ReCon                       810  CDIL
     260  CHS Engr. Test Services         815  Cummins Komatsu
     291  Cummins Marine                  950  Holset Memphis
     300  Jamestown                       951  Holset Charleston
     301  Jamestown New Hires             952  Holset Air Compressors
     390  Cummins Natural Gas Engines




         Cummins Engine Company, Inc. Retirement and Savings Plan for
                          Onan Corporation Employees
                               EIN # 41-0965373
                                   Plan 025
--------------------------------------------------------------------------

     550  Onan Multiple Locations         552  Onan OPE St. Peter
     551  Onan Huntsville




         Cummins Engine Company, Inc. Retirement and Savings Plan for
                    Consolidated Diesel Company Employees
                              EIN #  56-1896727
                                  Plan 020
-------------------------------------------------------------------------

     900  Consolidated Diesel Company




         Cummins Engine Company, Inc. Retirement and Savings Plan for
                     Lubricant Consultants, Inc. Employees
                              EIN #  22-2083361
                                  Plan 020
-------------------------------------------------------------------------

     640  Lubricon




Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
                         Bargaining Unit Employees
                             EIN # 35-0257090
                                 Plan 030
---------------------------------------------------------------------------

     120  Columbus DWU                    510  Atlas Union
     121  Walesboro DWU                   630  Fleetguard TN Hourly
     130  Columbus OCU                    651  Kuss Union
     131  OCU New Hires                   720  DRC TN Union
     132  Walesboro OCU                   730  DRC LA Union
     133  OCU Levels 4 & 5                740  DRC LA Union

                                                                   Schedule V

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                                EIN 35-0257090
           ITEM 27B:  SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                           AS OF DECEMBER 31, 1996
                          (amounts stated in 000's)



                                    PRINCIPAL
                      ORIGINAL      RECEIVED        UNPAID
                      AMOUNT OF     DURING         PRINCIPAL      AMOUNT
PLAN                    LOAN        THE YEAR      AT 12/31/96     OVERDUE
__________            _________     _________     ___________     _______

Salaried                $183           $27           $106           $16

Bargaining               148            15             94            12

Onan                      27             3             12             3

CDC                       17             5             11             1



Participants may borrow amounts contributed up to 50% of the participant's account balance, not to exceed $50,000. Loans must be repaid at least quarterly over a period not to exceed five years. Interest rates vary depending upon the time the loans are requested. A collection policy has been implemented to tax all delinquent loans greater than 90 days past due as distributions to the participant.

                                SIGNATURE
                                _________



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                CUMMINS ENGINE COMPANY, INC.

                                RETIREMENT AND SAVINGS PLAN
                                ____________________________
                                     (Name of Plan)




By     /s/ Carol K. Smalley
       ____________________
       Carol K. Smalley
       Secretary - Pension
       Policy Committee